Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 22, 2018	Julie M. Allen
Partner
d 212.969.3155
f 212.969.2900
jallen@proskauer.com
www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:	AmTrust Financial Services, Inc.

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed on May 17, 2018 by Barberry et al.

File No. 001-33143

Dear Mr. Panos:

This letter sets forth the response of Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP, Beckton Corp., High River Limited Partnership, Hopper Investments LLC and Barberry Corp. (collectively, the “Icahn Participants”) to the comment letter, dated May 21, 2018 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Icahn Participants’ preliminary proxy statement filing made on Schedule 14A (as amended and supplemented, the “Preliminary Proxy Statement”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 17, 2018. In connection with this response to the Comment Letter, the Company is filing with the Commission Amendment No. 1 to the Proxy Statement.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

* * * *

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

May 22, 2018

Preliminary Proxy Statement

Background of this Solicitation, page 1

1.	Please refer to the representation reflecting the Icahn Participants’ “intentions to vote against the Proposed Merger.” Given that the purchases disclosed by the participants occurred after the record date, please revise to qualify the statement to indicate, if true, that votes intended to be cast would only be those derived from any proxy authority successfully solicited.

In response to the Staff’s comment, the Icahn Participants have revised the disclosure on page 1 of the Preliminary Proxy Statement to clarify that the Icahn Participants intend to solicit proxies against the Proposed Merger. Votes cast will be those derived from any proxy authority successfully solicited.

Proposal 1 – Proposal to Adopt the Agreement and Plan of Merger | Recommendation, page 2

2.	We note the Icahn Participants’ stated belief that they “do not believe that the proposed $13.50 per share properly reflects the value of the Company.” Please provide us with, or disclose, the basis for this belief. Refer to Note b. of Rule 14a-9 and Exchange Act Release No. 16833 (May 23, 1980).

The proposed offer price of $13.50 per share equates to a price to equity book value per share (“P/BVPS”) ratio of 0.93x based on AmTrust’s March 31, 2018 book value per share of $14.48. This compares to AmTrust’s own three, five and ten year average P/BVPS ratio of 1.64x, 1.84x and 1.72x, respectively (based on the average of monthly price to equity book value per share data per Bloomberg). The Icahn Participants believe that several events that occurred beginning in 2016 and accelerated through 2017 have pressured AmTrust’s stock price to a point where it is significantly undervalued in the public market, and $13.50 per share does not properly reflect the true value of AmTrust’s common stock. If one were to apply AmTrust’s ten year average P/BVPS multiple of 1.72x to AmTrust’s most recent March 31, 2018 book value per share, AmTrust’s common stock should be worth $24.91 per share.

In addition, an analysis of AmTrust’s price to earnings multiple (“P/E”) ratio results in a similar conclusion. AmTrust management has disclosed in several public filings their goal is to produce a return on equity of 12% to 15% over the long term. Applying the average (13.5%) to AmTrust’s March 31, 2018 book value per share of $14.48, the resulting earnings per share of the company would be $1.95. Based upon AmTrust’s five and ten year average forward P/E ratios of 9.7x and 8.7x, respectively (based on the average of price to earnings multiple data per Bloomberg), AmTrust’s common stock should be worth between $16.97 and $18.92 per share.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

May 22, 2018

What is a quorum, page 4

3.	The disclosure suggests that broker non-votes will exist notwithstanding their ineligibility to be counted in a contested solicitation. Please confirm for us that in a contested solicitation, a broker has no discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not, in the absence of having received voting instructions from a beneficial owner. Alternatively, please revise this section and any others to remove the implication broker non-votes will exist at all. Refer to Item 21(b) of Schedule 14A.

The Icahn Participants confirm that in a contested solicitation, a broker has no discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not, in the absence of having received voting instructions from a beneficial owner. In response to the Staff’s comment, the Icahn Participants have revised the disclosure on page 4 of the Preliminary Proxy Statement to remove the reference to broker non-votes.

4.	Notwithstanding the disclosure appearing on page 10 regarding the Icahn Participants’ reliance upon Rule 14a-5, please advise us, with a view toward revised disclosure, how compliance with Item 21(b) has been (or will be) effectuated.

In response to the Staff’s comment, the Icahn Participants have revised the disclosure on page 6 to clarify the effect of broker non-votes, as required by Item 21(b).

Form of Proxy

5.	We noticed language stating the steps the proxy holders will take “[i]f no direction is made.” Please revise to include the disclosure(s) required by Rule 14a-4(e).

In response to the Staff’s comment, the Icahn Participants have revised the disclosure on the Form of Proxy to include the disclosure(s) required by Rule 14a-4(e).

6.	Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(3) to the disclosure standard codified in that provision. At present, the disclosure provided suggests that the right to use discretionary authority is absolute and simply includes the discretion to vote on all matters, even those known a reasonable time before the solicitation commenced.

In response to the Staff’s comment, the Icahn Participants have revised the disclosure on the Form of Proxy to include the disclosure(s) required by Rule 14a-4(c)(3).

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

May 22, 2018

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 969-3155.

Sincerely,

/s/ Julie M. Allen

Julie M. Allen

cc:	Andrew Langham, Icahn Enterprises L.P.

Lily Desmond, Proskauer Rose LLP